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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

TDC A/S (Name of Issuer)
Ordinary Shares, nominal value DKK 5 each (Title of Class of Securities)
879242105 (CUSIP for American Depositary Shares evidenced by American Depositary Receipts (representing Ordinary Shares) (CUSIP Number)
Wayne A. Wirtz SBC Communications Inc. 175 East Houston San Antonio, TX 78205 (210) 351-3736 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 3, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    879242105

1.	Names of Reporting Persons. SBC Communications Inc. I.R.S. Identification Nos. of above persons (entities only) 43-1301883

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No.    879242105

1.	Names of Reporting Persons. SBC Teleholdings, Inc. f/k/a Ameritech Corporation I.R.S. Identification Nos. of above persons (entities only) 36-3251481

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    879242105

1.	Names of Reporting Persons. Ameritech International, Inc. I.R.S. Identification Nos. of above persons (entities only) 36-3707086

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    879242105

1.	Names of Reporting Persons. Ameritech International Denmark Corporation I.R.S. Identification Nos. of above persons (entities only) 36-4202222

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    879242105

1.	Names of Reporting Persons. Ameritech Denmark Funding Corporation I.R.S. Identification Nos. of above persons (entities only) 36-4221487

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    879242105

1.	Names of Reporting Persons. Ameritech Denmark Holdings, L.L.C. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    879242105

1.	Names of Reporting Persons. Ameritech Luxembourg S.a.r.l. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

        This Amendment No. 2 ("Amendment No. 2") amends and supplements the Statement of Beneficial Ownership on Schedule 13D, as amended by Amendment No. 1 thereto filed on June 10, 2004 (together, the "Schedule 13 D"), relating to the ordinary shares, nominal value DKK 5 per ordinary share (the "Shares"), of TDC A/S, a company organized under the laws of the Kingdom of Denmark (the "Company"), which the following reporting persons jointly filed with the U.S. Securities and Exchange Commission on February 2, 2000: SBC Communications Inc., a Delaware corporation ("SBC"); SBC Teleholdings, Inc., f/k/a Ameritech Corporation, a Delaware corporation and a wholly-owned subsidiary of SBC ("SBC Teleholdings"); Ameritech International, Inc., a Delaware corporation and a wholly-owned subsidiary of SBC Teleholdings ("Ameritech International"); Ameritech International Denmark Corporation, a Delaware corporation and a wholly-owned subsidiary of Ameritech International ("AIDC"); Ameritech Denmark Funding Corporation, a Delaware corporation and a wholly-owned subsidiary of AIDC ("ADFC"); Ameritech Denmark Holdings, L.L.C., a Delaware limited liability company whose Class A Membership Interest is owned by ADFC and whose Class B Membership Interest is owned by AIDC ("ADH-LLC"); and Ameritech Luxembourg S.a.r.l., a limited liability company organized under the laws of Luxembourg and a wholly-owned subsidiary of ADH-LLC ("Ameritech Luxembourg"). SBC Teleholdings, Ameritech International, AIDC, ADFC, ADH-LLC and Ameritech Luxembourg are collectively referred to as the "Ameritech Entities".

Item 2. Identity and Background

        Item 2 is hereby amended and supplemented by reference to Exhibit I enclosed herewith.

Item 4. Purpose of Transaction

        Item 4 is hereby amended and supplemented by reference to "Item 5: Interest in the Securities of the Issuer" and "Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer—The Sale and Purchase Transaction" of this Amendment No. 2.

Item 5. Interest in Securities of the Issuer

        Item 5 is hereby amended and supplemented as follows:

        SBC and the Ameritech Entities are filing this amendment to report: (i) SBC's announcement on November 3, 2004, of its intention to dispose of 20,563,656 Shares, corresponding to approximately a 9.5% ownership interest in the Company, subject to demand, price and market conditions; and (ii) SBC's agreement to effect such disposal by means of a private placement of these Shares to investors pursuant to the accelerated bookbuilt offering agreement, dated November 3, 2004, entered into by and between SBC Teleholdings, as the Guarantor, and Ameritech Luxembourg, as the Seller, on the one hand, and Citigroup Global Markets U.K. Equity Limited, Goldman Sachs International and ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (each trading as ABN AMRO Rothschild) (the "Managers"), on the other hand (the "ABO Agreement").

        As from November 9, 2004, SBC and the Ameritech Entities will no longer hold any Shares and, therefore, will no longer be required to file a statement of beneficial ownership of the Shares pursuant to Regulation 13D-G under the U.S. Securities Exchange Act of 1934, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Item 6 is hereby amended and supplemented as follows:

The Accelerated Bookbuilt Offering

        Pursuant to Section 2 of the ABO Agreement, and subject to the other terms and conditions set forth in the ABO Agreement, on November 9, 2004 (the "Closing Date"): (i) Ameritech Luxembourg has agreed to sell 20,563,656 Shares at a price per Share of DKK 208.89 (the "Purchase Price"), which equals DKK 4,295,521,538.18 in the aggregate for all such Shares, to the Managers; and (ii) the Managers have agreed to purchase such Shares from Ameritech Luxembourg, in each case at the Purchase Price, in the proportions set forth in Section 2 of the ABO Agreement; provided, however, that the sum of (1) the aggregate number of Shares which the Managers agree to purchase from the Seller and (2) the aggregate number of Shares otherwise owned by such Managers, in each case as of the Closing Date, shall not be greater than the number of Shares corresponding to 29% of the Company's issued share capital as of the Closing Date.

        The Shares are to be resold by the Managers pursuant to the ABO Agreement outside the United States in reliance on Regulation S under the U.S. Securities Act, and in the United States in reliance on Rule 144A under the Securities Act to investors reasonably believed to be "qualified institutional buyers" (as such term is defined in Rule 144A).

        SBC had previously agreed not to sell these remaining shares until December 6, 2004, subject to various exceptions, including for sales made with the prior written consent of the investment banks that conducted the sale of a portion of SBC's shares in the Company in June of 2004. SBC received the written consent of those investment banks to allow the current sale. ']

        Each of Messrs. J. Kenneth Raley, Larry Boyle, Jonathan P. Klug, Rick L. Moore resigned from their respective positions with the Company and its subsidiaries immediately following SBC's disposal of a portion of its ownership interest in June 2004.    Messrs. James W. Callaway and Lloyd E. Kelley resigned from their respective positions with the Company and its subsidiaries immediately prior to the Company's Extraordinary General Meeting held on September 27, 2004.

        Reference is herein made to the ABO Agreement enclosed herewith as Exhibit VI for additional information about the terms and conditions of the transactions contemplated thereby.

Item 7. Material to be Filed as Exhibits

        Item 7 is hereby amended and supplemented as follows:

          (i)    A list of the directors and executive officers of SBC Communications Inc. and the Ameritech Entities is enclosed herewith as Exhibit I hereto; and

          (ii)   A copy of the Accelerated Bookbuilt Offering Agreement, dated November 3, 2004, and entered into by and between SBC Teleholdings, as the Guarantor, and Ameritech Luxembourg, as the Seller, on the one hand, and Citigroup Global Markets U.K. Equity Limited, Goldman Sachs International and ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (each trading as ABN AMRO Rothschild), as Managers, on the other hand, is enclosed herewith as Exhibit VI hereto.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2004	By:	/s/ JAMES S. KAHAN James S. Kahan Senior Executive Vice President—Corporate Development SBC COMMUNICATIONS INC.
Dated: November 4, 2004	By:	/s/ JAMES S. KAHAN James S. Kahan Senior Executive Vice President—Corporate Development SBC TELEHOLDINGS, INC. f/k/a AMERITECH CORPORATION
Oh behalf of:
AMERITECH INTERNATIONAL, INC. AMERITECH INTERNATIONAL DENMARK CORPORATION AMERITECH DENMARK FUNDING CORPORATION AMERITECH DENMARK HOLDINGS, L.L.C. AMERITECH LUXEMBOURG S.a.r.l.

EXHIBIT INDEX

Exhibit No.	Description
I.	Directors and Executive Officers of SBC Communications Inc. and the Ameritech Entities.
VI.
Accelerated Bookbuilt Offering Agreement, dated November 3, 2004, and entered into by and between Ameritech Luxembourg, as the Seller, and SBC Teleholdings, Inc. f/k/a/ Ameritech Corporation, as the Guarantor, on the one hand, and Citigroup Global Markets U.K. Equity Limited, Goldman Sachs International and ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (each trading as ABN AMRO Rothschild), as Managers, on the other hand.

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EXHIBIT INDEX